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SECURITII 10028294 SION

SEC FILE NUMBER
8-14900

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 1720
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ramos **(212) 644-2400**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Muriel F. Siebert and Joseph Ramos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Muriel Siebert & Co., Inc.**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

Subscribed and sworn to before me
this 25 day of Feb 2010
by Svelda Dupiton
Notary Public

SVELDA DUPITON
Notary Public - State of New York
NO. 01DU6051017
Qualified in Queens County
My Commission Expires 11/13/10

Notary Public

Muriel F. Siebert
Signature
Chairwoman and CEO
Title

Signature
Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the "Company") (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2010

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 24,071,000
Cash equivalents - restricted	1,532,000
Receivable from clearing broker	1,835,000
Receivable from Parent and affiliates	2,479,000
Securities owned, at fair value	1,607,000
Furniture, equipment and leasehold improvements, net	1,569,000
Investment in affiliate	8,660,000
Prepaid expenses and other assets	1,044,000
Deferred taxes, net	1,102,000
	$ 43,899,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 4,482,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,741,000
Retained earnings	28,700,000
Less 94 shares of treasury stock, at cost	(25,000)
	39,417,000
	$ 43,899,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions are recorded on a trade-date basis. Siebert clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms.

Securities owned are carried at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets.

Level 2 - quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs is not readily observable.

The classification of securities owned as of December 31, 2009 is as follows:

Securities owned	Level 1	Level 2	Total
Municipal bonds		$ 1,405,000	$ 1,405,000
Common stock	$ 202,000		202,000
	$ 202,000	$ 1,405,000	$ 1,607,000

Common stock is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

Municipal bonds are valued based on prices obtained from pricing sources, which derive values from observable inputs.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

Cash equivalents consist of highly liquid investments purchased with an original maturity of three months or less, including money market funds and commercial paper.

Cash equivalents - restricted represents $1,532,000 of cash invested in a money market account which serves as collateral for a secured demand note payable in the amount of $1,200,000 to Siebert, Brandford, Shank & Co., L.L.C. ("SBS"). Such payable and a related $1,200,000 receivable due from SBS are included in investment in affiliate in the accompanying statement of financial condition.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[7] Investment in affiliate:

The Company's 49% investment in SBS is accounted for on the equity method. SBS which serves as an underwriter for municipal bond offerings, is considered to be integral to the Company's operations. Summarized financial data of SBS at December 31, 2009 is as follows: Total assets of $36,018,000, including a $1,200,000 receivable from the Company referred to in A[5] above, total liabilities of $18,354,000, including advances of $50,000 and subordinated liabilities of $1,200,000 payable to the Company and total members' capital of $17,663,000.

[8] New accounting pronouncements:

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("Codification") became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. The Company has adopted this Codification as of December 31, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] New accounting pronouncements: (continued)

In May 2009, the FASB issued new authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of the guidance and has evaluated subsequent events through February 25, 2010, the date the financial statement was issued.

NOTE B - INTANGIBLES, NET

The cost to acquire certain retail discount brokerage accounts of $2,938,000 which is fully amortized at December 31, 2009 was being amortized over five years.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 2,450,000
Leasehold improvements	62,000
Furniture and fixtures	34,000
	2,546,000
Less accumulated depreciation and amortization	(977,000)
	$ 1,569,000

NOTE D - INCOME TAXES

At December 31, 2009, the receivable from Parent and affiliates includes $1,000,000 related to refundable taxes due to net operating loss carrybacks and overaccruals related to prior years' taxes.

Temporary differences which give rise to net deferred tax assets at December 31, 2009 consist of:

Deferred tax assets:	
Intangibles	$ 595,000
Stock compensation	234,000
Net operating loss carryforward - State	360,000
Other	55,000
	1,244,000
Deferred tax liability:	
Furniture, equipment and leasehold improvements	(142,000)
	$ 1,102,000

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2009 financial statement. Tax years for 2006 and thereafter are subject to tax examinations by federal and state authorities.

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than five percent of aggregate debits. At December 31, 2009, the Company had net capital of approximately $21,148,000, which was approximately $20,898,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - OPTIONS

The Company is a participant in Siebert's 2007 long-term incentive plan (the "Plan") that provides for the granting of options in Siebert's common stock to certain directors, employees and consultants at its discretion. The Plan provides for the granting of options to purchase up to an aggregate of 2,000,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall not be less than the fair market value on the date of grant. No option may be granted under the Plan after December 2017. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant. At December 31, 2009, options for 1,700,000 shares of common stock are available for grant under the Plan.

A summary of the outstanding stock options at December 31, 2009 under the Plan and related information for the year then ended is presented below:

		2009	
		Shares	Weighted Average Exercise Price
Outstanding - beginning of the year		1,767,200	$ 4.07
Forfeited		(47,500)	$ 6.91
Outstanding - end of the year	(a)	1,719,700	$ 4.00
Fully vested and expected to vest at year end	(b)	1,709,700	$ 4.00
Exercisable at end of year	(b)	1,709,700	$ 4.00

(a) Weighted average remaining contractual terms of 3 years and aggregate intrinsic value of $0.

(b) Weighted average remaining contractual terms of 3 years and aggregate intrinsic value of $0.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2009, settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2012. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2010	$ 925,000
2011	392,000
2012	178,000
	$ 1,495,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan.

The Company terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, the Company believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing expressed its belief that it was entitled to retain the advance and receive a minimum of $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. The Company received a release for the $3 million related to disputed claims for unreimbursed fees and costs. In 2004, the Company decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. The statute of limitations with respect to any contract claims by either party expired in July 2009.

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
107

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Muriel Siebert & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Muriel Siebert & Co., Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any additions and deductions to Total Revenue reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 25, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014900 FINRA
Muriel Siebert & Co., Inc.
885 Third Avenue
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Joseph Ramos 212-644-2400

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 30,593

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (15,761.46)
7/30/09 — Date Paid
paid 1/27/10 <23,067.18>

C. Assessment balance due ______

D. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 8,235.64

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ______
Balance carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Muriel Siebert & Co., Inc.
(Name of Corporation, Partnership or other organization)

Joseph M. Ramos, Jr.
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 21,731,360
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		4,069,778
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts. changed		24,787
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		527,913
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
Income Palm Beach Rental Sublet		13,010
SBS 49% Income from Equity Investee changed		3,375,316
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 40,222	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 1,483,186	
Enter the greater of line (i) or (ii)		1,483,186
Total deductions		9,493,990
2d. SIPC Net Operating Revenues		$ 12,237,370
2e. General Assessment @ .0025		$ 30,593

(to page 1 but not less than $150 minimum)